Exhibit 23.2

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM’S CONSENT

We consent to the inclusion in this Registration Statement of Nidar Infrastructure Limited (the “Company”) on Amendment No. 2 to Form F-4 of our report dated 12th August, 2024 with respect to our audit of the consolidated statement of financial position of the Company as of March 31, 2024 and 2023, and the related consolidated statement of profit or loss and other comprehensive income, consolidated statements of changes in equity and consolidated statement of cash flows for the two years ended March 31, 2024, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Singhi & Co.

Singhi & Co.

Mumbai, India

30 June 2025